FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated November 3, 2004.
2.	Press release dated November 4, 2004.
3.	Press release dated November 8, 2004.
4.	Press release dated November 9, 2004.
5.	Press release dated November 17, 2004.
6.	Press release dated November 29, 2004.
7.	Press release dated November 30, 2004.
8.	UKLA Schedule 5 – Block Listing Six Monthly Return (5)

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 30, 2004
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

THOMSON AND ARM STRENGTHEN THEIR INTEGRATED CIRCUIT
STRATEGIES THROUGH OPTIMODE PARTNERSHIP

Thomson licenses OptimoDE signal processing technology from ARM to improve performance and flexibility of its system-on-chip architectures

PARIS, FRANCE AND CAMBRIDGE, UK– Nov. 3, 2004 – Thomson (Euronext Paris: 18453; NYSE: TMS) and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Thomson has licensed ARM® OptimoDE™ signal processing technology for the development of broadcast video processing integrated circuits (ICs).

One of Thomson’s strategic priorities is to focus on media technologies which meet the evolving needs of its media and entertainment clients. The fully configurable OptimoDE Data Engine technology will provide Thomson with the capability to speed up the design of ICs for next-generation integrated media and entertainment solutions. In particular, the wide range of ARM processors enables Thomson to design and develop common technology modules that are ported easily on new systems for different applications, optimizing the performance and cost competitiveness of high quality audio video broadcast devices.

The OptimoDE configurable intellectual property (IP) is designed to create embedded Data Engines which offer an unprecedented level of flexibility and reprogrammeability, enabling developers to modify existing designs to address evolving product needs in a competitive and fast-changing technological environment.

“Thomson and ARM share a common dedication to providing innovative technologies that help maintain competitive advantage, and leverage advanced microprocessor technology to enable innovative broadcast applications,” said Jean-Charles Hourcade, chief technology officer at Thomson. “The flexibility of the OptimoDE Data Engine will ensure that we can tackle current industry standards, such as AVC, and address emerging standards without sacrificing product quality or bearing the cost of complete product re-design.”

“The processing requirements of professional broadcast applications are some of the most demanding in today’s audiovisual market,” said Tudor Brown, chief operating officer at ARM. “OptimoDE Data Engines will set a standard for a new breed of flexible, low-cost video ICs which meet the demanding performance levels unachievable by conventional design approaches. The designer’s ability to configure Data Engines to specific algorithms for high-end broadcast applications significantly decreases the price/performance ratio of these applications.”

About OptimoDE Data Engines

ARM OptimoDE Data Engine technology is licensable intellectual property with an associated tool environment. OptimoDE technology is a configurable VLIW-styled architecture targeted at high-performance embedded signal processing applications. The tool environment enables the designer to configure and extend the type and number of data path resource units. The size and topology of local storage and the level of interconnect are also fully configurable. OptimoDE Data Engines are programmed in either C or C++ and are provided with a sophisticated C compiler and profiling analysis tools.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems and services to help its Media & Entertainment clients – content creators, content distributors and users of its technology - realize their business goals and optimise their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment industries by offering end-to-end solutions to content creators, video network operators and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net http://www.thomson.net

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM Media Relations
Michelle Spencer
Tel +44 1628 427780
michelle.spencer@arm.com

Thomson Press Relations
Monica Coull	+33 1 41 86 53 10	monica.coull@thomson.net
Aline Caranicolas	+33 1 41 86 68 53	aline.caranicolas@thomson.net

Thomson Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

ARM is a registered trademark of ARM Limited. OptimoDE is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 2

JAPAN’S DAI NIPPON PRINTING USES ARM TECHNOLOGY TO
DEVELOP JAVA CARD OS

One of world’s largest printing companies develops evaluation version of Java Card OS with multi-tasking capabilities using ARM secure technology

TOKYO, JAPAN AND CAMBRIDGE, UK – Nov. 4, 2004 –Dai Nippon Printing Co. Ltd. (DNP), one of the world’s largest printing companies, and ARM [(LSE: ARM) (Nasdaq: ARMHY)], today announced that DNP has developed an evaluation version of a Java Card™ OS based on the ARM® SecurCore™ SC200™ processor. Embedded with a multi-tasking kernel, DNP’s Java Card OS can run real-time multiple applications, on a priority basis, with maximum security. The Java Card OS can be developed as an embedded security device for server, multimedia mobile phones, and the sample product will be delivered in the fourth quarter of 2005.

Historically, the Java Card OS could not run multiple applications in parallel, but real-time business will be mainstream in the future and it will be essential that Java Card technology enables parallel processing of numerous applications. DNP’s Java Card OS uses ARM technology to address this growing need.

“The ARM SC200 processor was critical to delivering a high-performance Java Card™ OS to the market,” said Ichiro Doi, senior general manager of DNP’s smart card division. “Because the SC200 processor has been optimized for Java Card technology, processing is fast and power consumption is minimal. In addition, ARM’s extensive development resources have enabled us to reduce development time. These benefits, combined with our embedding of the multi-task kernel, have enabled us to expand the Java Card OS technology’s functionality and provide a solution to customers that can process security services in real-time.”

“The ARM SecurCore family is gaining market share as the secure industry moves to 32-bit processing,” said Hiroyuki Uchimura, managing director, ARM K.K. “ARM will continue to benefit from this trend by offering secure, high performance, low power consumption solutions for the Java Card platform using ARM Jazelle® technology.”

Key benefits of DNP’s Java Card OS include:
  A task scheduler that enables usage of applications on a priority basis
  A time-sharing feature that enables access to applications while others are in use

  Java Card technology that enables users to deploy their own security applications
  The ARM SC200 processor that enables rapid switching of tasks
  ARM Jazelle technology that speeds up Java™ applications

About Dai Nippon Printing

Dai Nippon Printing has used the power of the press to become one of the world’s top commercial printing companies. At its 33 Japanese and eight overseas plants, Dai Nippon produces promotional materials, direct mail pieces, books, magazines, business forms, CD-ROMs, catalogs, smart cards, and packaging for consumer products. It also offers electronics, including photomasks used in the manufacture of integrated circuits (ICs) and color filters for liquid crystal displays, as well as artificial wood panels for walls, floors, and kitchen cabinets.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and Jazelle are registered trademarks of ARM Limited. SecurCore and SC200 are trademarks of ARM Limited. All other trade names, trademarks and registered trademarks are the property of their respective owners. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

Java, and all Java-based trademarks and logos are trademarks or registered trademarks of Sun Microsystems, Inc. in the U.S. and other countries.

Item 3

ARM, ARTISAN, NATIONAL SEMICONDUCTOR, SYNOPSYS AND UMC
COLLABORATE ON COMPREHENSIVE LOW-POWER SOC SOLUTION

SoC Expected to Demonstrate up to 60 Percent Energy Savings

CAMBRIDGE, UK; SUNNYVALE, Calif.; MOUNTAIN VIEW, Calif.; and HSINCHU, TAIWAN —Nov. 8, 2004 — ARM [(LSE: ARM); (Nasdaq: ARMHY)], Artisan Components, Inc. (Nasdaq: ARTI), National Semiconductor Corporation (NYSE:NSM), Synopsys, Inc. (Nasdaq: SNPS), and UMC (NYSE: UMC, TWSE: 2303) today announced that the five companies are collaborating to deliver a comprehensive low-power, energy-efficient system-on-chip (SoC) technology demonstrator for the ARM926EJ-S™ processor. The “ULTRA” technology demonstrator for the ARM926EJ-S processor is being implemented in UMC’s 130e Fusion process, a 130-nanometer (nm) process platform designed for the integration of high-speed and low-leakage transistors in a single CMOS process. The ULTRA technology demonstrator name stands for UMC Low-power Technology Reference using the ARM926EJ-S processor.

Lowering power is one of the greatest challenges facing the IC industry today. Each of the five companies in this collaboration has demonstrated technologies that contribute substantial power savings. The close collaboration between the five companies promises to deliver even greater systematic power savings by linking their power-saving technologies into an integrated power reduction solution. The combined power-savings capabilities of these technologies are expected to demonstrate up to 60 percent energy savings. This savings is expected to translate directly into the longer battery life required by the fast growing hand-held/portable markets in which multimedia products that include 3-D graphics, video/audio and communications functions are becoming more prominent.

The ULTRA technology demonstrator for the ARM926EJ-S processor will incorporate ARM® Intelligent Energy Manager (IEM) technology and the National Semiconductor PowerWise™ Technology Advanced Power Controller (APC) with an integrated Hardware Performance Monitor (HPM) to reduce overall power and energy consumption. The combined technologies enable the system to implement Adaptive Voltage Scaling (AVS) as well as frequency scaling.

The system is expected to show the lowest voltage and frequency required to meet software deadlines while maintaining user quality.

The ULTRA SoC technology demonstrator for the ARM926EJ-S processor will use Synopsys’ leading Galaxy™ Design Platform for a comprehensive low-power design implementation flow that includes multi-voltage and multi-frequency design optimization. Additionally, the ULTRA SoC technology demonstrator for the ARM926EJ-S processor will use Synopsys’ DesignWare® Library for AMBA™ bus and peripheral IP to implement a complete SoC. Synopsys Professional Services is providing the RTL-to-tapeout design services for the demonstrator chip using this advanced low-power methodology.

Artisan’s Metro™ platform of products is the underlying physical IP that enables the low-power technology demonstrator design. The platform includes standard cells, I/Os, memories, phase locked loops (PLLs) and other mixed-signal cells designed for low dynamic and leakage power at any operating voltage. In addition, the products are characterized to operate at very low voltages, thus allowing the energy reduction enabled by ARM IEM technology.

The technology demonstrator will be enabled by UMC’s advanced 130-nm Fusion process, which combines high-speed and low-leakage transistors onto a single chip to create a low-power solution while minimizing performance trade-offs. The embedded ARM926EJ-S processor is already silicon proven in UMC’s process. The ARM926EJ-S processor delivers high performance, low power and operates at low-voltage ranges.

The technology demonstrator will include a finished SoC, a demonstration printed circuit board (PCB), and software, and will show how each company’s low-power capabilities contribute to a comprehensive low-power offering. The SoC resulting from the collaboration is not intended for sale, but instead to demonstrate both the unique and combined capabilities of the five companies when applied to the problem of IC power use. The partners are planning to exhibit the technology demonstrator at select tradeshows beginning in early 2005.

“The demand for low-power chip solutions continues to increase as consumers are seeking increasingly more complex handheld wireless devices with evermore functionality,” said Mike Inglis, executive vice president marketing, ARM. “By aligning with Artisan, National Semiconductor, Synopsys and UMC in the development of the ULTRA technology demonstrator for the ARM926EJ-S processor, we believe we will demonstrate the value and market appeal of each company’s technology.”

“Artisan’s Metro platform, developed to address the many power-management challenges in nanometer design, is based on a series of new architectures that dramatically reduce power while enhancing density and yield: resulting in up to an 80 percent reduction in power, up to a 20 percent reduction in area and improved production yield,” said Neal Carney, Artisan’s vice president of marketing. “Through collaboration with industry leaders, Artisan helps enable integrated solutions that can assist IC designers in the successful and timely delivery of power-efficient SoCs.”

“National’s PowerWise Technology is enabling makers of cell phones and other portable devices to offer new features without compromising the battery life consumers have come to expect,” said Peter Henry, vice president of Portable Power Systems at National Semiconductor.

“Together with the partner companies, National is delivering comprehensive off-the-shelf low power solutions and enabling faster time-to-market with the ease and simplicity of proven silicon, advanced design tools and core reference designs.”

“In order to address today’s advanced silicon challenges, a much broader and deeper industrial collaboration is needed than ever before. This collaboration provides a production-proven methodology that will allow designers to take advantage of the advanced low-power capabilities in UMC’s 130 nanometer and below processes,” said Rich Goldman, vice president, Strategic Market Development, Synopsys, Inc. “Synopsys’ Galaxy Design Platform and DesignWare Library’s AMBA technology-based IP, in conjunction with Synopsys Professional Services, offer a complete low-power design flow that helps designers achieve power closure, helps ensure power integrity and helps improve yield, thus reducing time-to-market for their products.”

Patrick T. Lin, chief SoC architect at UMC, added, “Today’s portable products continue to increase in functionality while shrinking in size, meaning that a chip has to do more while still maintaining reasonable power consumption. The ULTRA technology demonstrator for the ARM926EJ-S processor is optimized for these applications as it delivers low-power characteristics without sacrificing performance. We are pleased to be the premier foundry to partner with leading companies in their field on this fully-supported low-power, low-energy demonstration.”

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, including statements regarding the expected performance and benefits of the low power SoC demonstrator being developed by ARM, Artisan Components, National Semiconductor, Synopsys and UMC and the expected date the results of such collaboration will be complete. These statements are based on each party’s respective current expectations and beliefs. Actual results could differ materially from the results implied by these statements as a result of unforeseen difficulties in completing the engineering of the solution as well as the factors described in each party’s periodic reports filed with the United States Securities and Exchange Commission.

About Artisan Components

Artisan Components, Inc. is a leading provider of physical intellectual property (IP) components for the design and manufacture of complex system-on-a-chip integrated circuits. Artisan’s products include embedded memory, standard cell, input/output, analog and mixed-signal components, which are designed to achieve the best combination of performance, density, power and yield. Artisan has licensed its IP components to over 2,000 companies involved in integrated circuit design. Artisan is headquartered in Sunnyvale, California. More information about Artisan Components, including free library access, can be found at www.artisan.com.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About National Semiconductor

National Semiconductor, the industry’s premier analog company, creates high performance analog devices and subsystems. National’s leading-edge products include power management circuits, display drivers, audio and operational amplifiers, and data conversion solutions. National’s key markets include wireless handsets, displays, PCs, networks and a broad range of portable applications. With headquarters in Santa Clara, California, National reported sales of $1.98 billion for fiscal 2004, which ended May 30, 2004. Additional company and product information is available at www.national.com.

About Synopsys

Synopsys, Inc. is the solutions leader in electronic design automation (EDA) software for semiconductor design. The company delivers technology-leading semiconductor design and verification platforms and IC manufacturing software products to the global electronics market, enabling the development and production of complex systems-on-chips (SoCs). Synopsys also provides intellectual property and design services to simplify the design process and accelerate time-to-market for its customers. Synopsys is headquartered in Mountain View, California and has offices in more than 60 locations throughout North America, Europe, Japan and Asia. Visit Synopsys online at http://www.synopsys.com/.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a leading global semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 90nm copper, 0.13um copper, and mixed signal/RFCMOS. UMC is also a leader in 300mm manufacturing; Fab 12A in Taiwan and Singapore-based UMCi are both in volume production for a variety of customer products. UMC employs over 10,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

ENDS

ARM is a registered trademark of ARM Limited. ARM926EJ-S and AMBA are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)]; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Belgium N.V. Artisan Components and Artisan are registered trademarks and Metro is a trademark of Artisan Components, Inc. National Semiconductor is a registered trademark of National Semiconductor Corporation. Synopsys and DesignWare are registered trademarks of Synopsys, Inc. Galaxy is a trademark of Synopsys, Inc. All other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners

Editorial Contacts:

	Synopsys	ARM
UMC	Gita Rao-Prasad	Michelle Spencer
KJ Communications	Synopsys, Inc.	+ 44 1628 427780
Eileen Elam	650-584-1441	michelle.spencer@arm.com
(650) 917-1488	gitar@synopsys.com
eileen@kjcompr.com		Artisan Components, Inc.
Claudia Natalia
UMC In Taiwan:		(408) 548-3172
UMC		claudia@artisan.com
Alex Hinnawi
(886) 2-2700-6999 ext. 6958		National Semiconductor
Mike Brozda
(408) 721-3628
mike.brozda@nsc.com

Item 4

TOSHIBA LICENSES ARM11 FAMILY PROCESSOR

ARM technology to be used in development of ASICs
for consumer electronics and network systems

TOKYO, JAPAN AND CAMBRIDGE, UK—Nov. 9, 2004—Toshiba Corporation and ARM [(LSE: ARM) (Nasdaq: ARMHY)], today announced that Toshiba has licensed the ARM1136J-S™ processor. Toshiba will use the ARM1136J-S processor to develop Application Specific Integrated Circuits (ASICs) for products such as consumer electronics and network systems.

The ARM1136J-S processor’s improved branch prediction and additional execution units provide increased efficiency, resulting in overall superior performance. In addition, by using the Single Instruction Multiple Data (SIMD) instructions, the core can execute certain algorithims, such as multimedia processing, up to three times as fast than its predecessors.

Since 1998, Toshiba has licensed the ARM7TM, ARM9TM, and ARM10™ family processors for numerous applications ranging from mobile communications to consumer electronics. This announcement demonstrates Toshiba’s commitment to the ARM11™ family for the development of system ASICs. This agreement includes an option for Toshiba to license other ARM11 family processors.

“ARM is clearly a strategic partner in Toshiba’s semiconductor business,” said Yutaka Murao, General Manager of System LSI Division I at Toshiba’s Semiconductor Company. “In response to customer demand, Toshiba has expanded its licensing agreement with ARM to include the higher performance ARM11 family, starting with the ARM1136J-S processor. The ARM11 family is ideal for applications such as mobile phones, consumer electronics and networking systems. ”

“ARM continues to expand its market reach in Japan,” said Hiroyuki Uchimura, managing director, ARM K.K. “By having the ARM11 family of high performance, low power processors included in Toshiba’s line up of ASICs, ARM will be able to further accelerate industry adoption of the ARM® architecture, in key markets like consumer electronics and wireless devices.”

About Toshiba

Toshiba Corporation is a leader in the development and manufacture of electronic devices and components, information and communication systems, digital consumer products and power systems. The company’s ability to integrate wide-ranging capabilities, from hardware to software and services, assure its position as an innovator in diverse fields and many businesses. In semiconductors, Toshiba continues to promote its leadership in the fast growing system-on-chip market and to build on its world-class position in NAND flash memories, analog devices and discrete devices. Visit Toshiba’s web site at www.toshiba.co.jp/index.htm

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. ARM7, ARM9, ARM10, ARM11, and ARM1136J-S are trademarks of ARM Limited. All other trade names, trademarks and registered trademarks are the property of their respective owners. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

Contact Details: ARM PRESS OFFICE: 0208 996 4141 Michelle Spencer ARM Tel: 01628 427780 Michelle.Spencer@arm.com

Toshiba Press Contact Toshiba Corporation Junichi Nagaki

Tel : +81-3-3457-2105 press@toshiba.co.jp

Toshiba America Electronic Components, Inc.
Deborah Chalmers
Tel: + 1-408-526-2454
deborah.chalmers@taec.toshiba.com

Toshiba Electronics Europe GmbH
Angela Fehrenbach
Tel : +44 (0)1276 694730 / +49 211 5296 254
Angela.Fehrenbach@teu.toshiba.co.uk

Item 5

ESMERTEC AND ARM COLLABORATE TO OPTIMIZE JAVA APPLICATION
PERFORMANCE IN WIRELESS AND EMBEDDED DEVICES

Consumers to benefit from fast, low latency multimedia Java applications

DUEBENDORF-ZURICH, SWITZERLAND AND CAMBRIDGE, UK – Nov. 17, 2004 – Esmertec™, a leading provider of software solutions for mobile phones and embedded devices, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced at the European ARM Technology Congress in Paris, France, that Esmertec will provide optimized software support for the ARM® Jazelle® technology into its Jbed™ Advanced family of Java™ solutions. This agreement forms part of a broader relationship between the two companies to further enhance Java performance on the ARM architecture.

Esmertec will add specific features coupling its high-performance Java compiler software with ARM Jazelle technology to Esmertec’s Jbed Connected Limited Device Configuration (CLDC) and Connected Device Configuration (CDC) JVM platforms, to provide an optimized software solution for the widely deployed ARM Jazelle acceleration technology.

The solution will deliver a compelling user experience with multimedia applications for consumer products such as mobile phones, set-top boxes and other embedded devices.

“Consumer demand for rich media applications and functions such as game and video downloads will continue to drive Java technology’s momentum,” said Christophe Francois, senior vice president, Strategic Marketing, Esmertec. “Through this agreement, device manufacturers deploying ARM Jazelle technology will be able to leverage a best-in-class solution featuring Java multitasking and very fast application performance within a very low footprint and at very low power, to deliver the rich experience that end users are demanding on a variety of mobile and embedded devices.”

“Java technology continues to drive adoption of mobile data services, and is expected to reach 1.5 billion consumers by 2007,” said Chris Porthouse, Execution Environments product manager, ARM. “As device manufacturers continue to introduce more complex Java technology enabled devices, issues such as speed performance and application start-time become paramount. Esmertec is introducing innovative enhancements to tightly couple their compiler technology with Jazelle technology in their JVM and consumers will benefit from significant reductions in Java technology latency and improved system performance on feature-rich embedded devices.”

Pricing and Availability

Esmertec will support ARM Jazelle technology in its Jbed Advanced solutions from Q1 2005.

About Esmertec

Esmertec is a leading provider of software solutions and technologies for mobile phones, PDAs and embedded devices. Esmertec’s solutions are applied in telecommunication, home-multimedia, machine-to-machine, consumer electronics and industrial automation markets. Esmertec’s wireless Java (J2ME™) products and object-oriented platforms deliver high-performance computing on devices with minimal memory to chipset and embedded device manufacturers. Founded in 1999, Esmertec is a global company headquartered in Zurich, with engineering, sales and customer support operations in Switzerland, France, Denmark, the UK, the USA, Japan, China, Hong Kong, Korea and Taiwan. www.esmertec.com

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and Jazelle are registered trademarks of ARM Limited. JTEK is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; and ARM Embedded Solutions Pvt. Ltd.

Esmertec and Jbed are trademarks or registered trademarks of Esmertec AG.
Java and all Java-based marks are trademarks or registered trademarks of Sun Microsystems, Inc.
Other company, product and service names may be trademarks of their respective owners.

PRESS CONTACTS: ARM Michelle Spencer Telephone: +44 (0)1628 427780 E-mail: michelle.spencer@arm.com TEXT 100 LOCAL CONTACTS
Esmertec Leng Stricker Telephone: +41 1 823 8900 E-mail: lstricker@esmertec.com

Item 6

ARM, SUPERSCAPE AND SINJISOFT COLLABORATE TO ENABLE MOBILE
PHONES WITH 3D TECHNOLOGY

     Partnership Will Create Technology to Enable 3D Gameplay on Mobile Phones in Korea CAMBRIDGE, UK; HOOK, UK; and SEOUL, KOREA —Nov. 29, 2004 — ARM [(LSE: ARM); (Nasdaq: ARMHY)], Superscape Group plc (LSE: SPS) and Sinjisoft (Kosdaq: SINJISOFT Corporation) today announced that the three companies are collaborating to deliver console quality 3D applications to wireless devices. Sinjisoft has licensed the Swerve Client technology, which was jointly developed by ARM and Superscape, for use in their GNEX software solution. The Swerve Client technology will provide Sijisoft’s GNEX solution with a 3D graphics engine, enabling 3D gameplay on mobile phones in Korea.

“ARM is continuing to expand its reach in the ever-growing Korean consumer electronics market,” said Lance Howarth, director, Embedded Software, ARM. “The Swerve Client software offers Sinjisoft a solution with optimum power and performance to enable high-quality 3D gameplay. The Swerve technology is key for downloaded games and other applications for mobile handsets distributed in the dynamic Korean wireless market.”

“Swerve powered handsets deliver the highest quality 3D games and experiences to consumers, said Choong Yeob Choi, CEO, Sinjisoft. “With the Korean market demanding advanced interactive media capabilities, it is increasingly important for mobile handset vendors to offer competitive differentiators such as 3D gaming.”

Kevin Roberts, CEO, Superscape Group plc commented: “Korea is a key target market for mobile gaming and one of the most active in the world. Consumers are keen to have access to the latest innovations in mobile gaming and we welcome the opportunity to work with ARM and Sinjisoft in using our Swerve technology to bring revolutionary mobile games to the exciting Korean market.”

The Swerve Client software engine was developed by Superscape in close collaboration with ARM for operation on ARM® processors for wireless devices. It is the world’s first publicly demonstrated JSR 184 3D applications platform for wireless devices. Designed to deliver console quality interactive 3D Java and BREW applications, Swerve Client is a fast and efficient software solution that generates and manages interactive 3D scenes using model description data. It is optimized for small download sizes, and saves memory and download time, making it ideal for wireless applications. Swerve Client technology addresses the network bandwidth limitations, as well as the power and cost constraints of today’s handsets while opening up an entirely new range of applications for consumers.

GNEX is the next generation of Sinjisoft’s GVM, the predominant mobile gaming solution in Korea. A virtual machine optimized for mobile handsets, GNEX is a solution that allows multimedia content to be downloaded via the wireless interface. With numerous extensions, GNEX delivers exciting True colour 3D graphics and compelling sound to wireless games. Sinjisoft’s mobile gaming solutions have been ported to more than 16 million handsets and supports more than 10 million consumer downloads per month. It is servicing through SK Telecom (CDMA) in Korea and Partner Communication (GSM/GPRS) in Israel.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Superscape

Superscape is the leader in revolutionary entertainment for mobile phones. The company was the first in the world to develop and launch international standard M3G (JSR 184) compliant solutions for the delivery of innovative games on mass-market handsets. Superscape is quoted on the London Stock Exchange and has corporate offices in Hook, Hampshire (UK) and San Clemente, California (USA).

About Sinjisoft

Sinjisoft is a mobile software solution company. Playing the role of a catalyst, Sinjisoft improves, develops and consults the necessary factors to make mobile business profitable and exciting. The Company also supplies Man-Machine Interface (MMI or UI) and embedded games. Sinjisoft, with the biggest market share in Korea, has been duplicating the success of the GNEX to Israel. Founded in March 2000, Sinjisoft is located in Mapo, Seoul, Korea.

ENDS

ARM is a registered trademark of ARM Limited. Swerve is a UK registered trademark of Superscape Group plc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V., and ARM Embedded Solutions Pvt. Ltd.

Item 7

SHENYANG INSTITUTE OF AUTOMATION LICENSES ARM
PROCESSOR FOR ADVANCED AUTOMATION RESEARCH

Academic pioneer joins ARM University and Research Program to conduct advanced research

CAMBRIDGE, UK - Nov. 30, 2004 - ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that the Shengyang Institute of Automation (SIA), part of the Chinese Academy of Sciences, has licensed the ARM7TDMI® processor through the ARM® University and Research Program. ARM’s technology will enable SIA to conduct advanced research in the field of automation, which is focused on developing solutions for automated controller and measurement equipment.

As a pioneer and leader in automation research, SIA began its advanced automation research in 1997 and has since produced a number of significant achievements. SIA is focused on continuing to strengthen China’s scientific research capabilities and in developing new automation applications as part of the country’s Ninth Five-Year Plan.

Today, with the licensing of the ARM7TDMI processor, SIA is able to access one of the world’s largest IC communities consisting of IC designers, developers and industry supporters, which will enable SIA to significantly accelerate its research capabilities.

This licensing agreement also means that SIA will become the first academic institute in Mainland China to join the ARM University and Research Program. It joins three other local universities: Southeast University, Shanghai Jiao Tong University and Beijing University of Technology.

“ARM’s architecture is widely recognized as the ideal solution to deliver high-performance, low-cost and power-efficient embedded systems,” said Professor Yang Zhi Jia, vice director of SIA, Chinese Academy of Sciences. “Combining a smaller size and lower power consumption rate, the technical advantages provided by the ARM7TDMI processor are perfectly suited for our advanced automation research.”

“The licensing of research intellectual property (IP) with SIA is a milestone for our University and Research Program in Mainland China,” said Dr Jun Tan, president of ARM China. “We hope more Chinese academic institutes will be able to access and take advantage of ARM IP to conduct advanced scientific research. Wherever possible, ARM is committed to providing global-leading technology and solutions to further contribute to China’s scientific research and applications.”

###

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

END

ARM and ARM7TDMI are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; and ARM Embedded Solutions Pvt. Ltd.

# # #

PRESS CONTACTS: Michelle Spencer ARM Corporate Communications Tel: +44 1628 427780 E-mail: michelle.spencer@arm.com

Item 8

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority 25 The North Colonnade Canary Wharf E14 5HS

AVS No: 530639

1. Name of company	ARM Holdings plc
2. Name of scheme	ARM Holdings plc Executive Option Scheme
3. Period of return:	From 15 January 2004 to 14 July 2004
4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme	6,667,537
5. Number of shares issued/allotted under scheme during period	482,000
6. Balance under scheme not yet issued/allotted at end of period	6,185,537
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission	29,220,300 in July 1999 18,650,000 in October 1998 7,362,219 in October 2000 889,372 in September 2001
Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,025,770,564
   Contact for queries:                         Stuart Umney                         Address:       ARM Holdings plc, 110 Fulbourn Road,
   Telephone:                                        01223 400764                                             Cambridge, CB1 9NJ

   Person Making Return:                   Stuart Umney

    Position                                           Financial Accountant

    Signature                                  /s/ Stuart Umney

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority 25 The North Colonnade Canary Wharf E14 5HS

AVS No: 530639

1. Name of company	ARM Holdings plc
2. Name of scheme	ARM Holdings plc Saving Related Option Scheme
3. Period of return:	From 15 January 2004 to 14 July 2004
4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme	1,056,814
5. Number of shares issued/allotted under scheme during period	Nil
6. Balance under scheme not yet issued/allotted at end of period	1,056,814
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission	5,943,000 in November 1999 172,095 in October 2000 904,618 in September 2001
Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,025,770,564
   Contact for queries:                         Stuart Umney                         Address:       ARM Holdings plc, 110 Fulbourn Road,
   Telephone:                                        01223 400764                                             Cambridge, CB1 9NJ

   Person Making Return:                   Stuart Umney

    Position                                           Financial Accountant

    Signature                                  /s/ Stuart Umney

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority 25 The North Colonnade Canary Wharf E14 5HS

AVS No: 530639

1. Name of company	ARM Holdings plc
2. Name of scheme	ARM Holdings plc Saving Related Option Plan
3. Period of return:	From 15 January 2004 to 14 July 2004
4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme	216,721
5. Number of shares issued/allotted under scheme during period	Nil
6. Balance under scheme not yet issued/allotted at end of period	216,721
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission	1,151,349 in October 2000 205,808 in September 2001
Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,025,770,564
   Contact for queries:                         Stuart Umney                         Address:       ARM Holdings plc, 110 Fulbourn Road,
   Telephone:                                        01223 400764                                             Cambridge, CB1 9NJ

   Person Making Return:                   Stuart Umney

    Position                                           Financial Accountant

    Signature                                  /s/ Stuart Umney

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority 25 The North Colonnade Canary Wharf E14 5HS

AVS No: 530639

1. Name of company	ARM Holdings plc
2. Name of scheme	ARM Holdings plc Stock Option Plan
3. Period of return:	From 15 January 2004 to 14 July 2004
4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme	4,644,013
5. Number of shares issued/allotted under scheme during period	1,211,826
6. Balance under scheme not yet issued/allotted at end of period	3,432,187
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission	704,000 in October 1998 8,705,000 in July 1999 1,191,254 in October 2000 1,705,100 in September 2001
Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,025,770,564
   Contact for queries:                         Stuart Umney                         Address:       ARM Holdings plc, 110 Fulbourn Road,
   Telephone:                                        01223 400764                                             Cambridge, CB1 9NJ

   Person Making Return:                   Stuart Umney

    Position                                           Financial Accountant

    Signature                                  /s/ Stuart Umney

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications UK Listing Authority 25 The North Colonnade Canary Wharf E14 5HS

AVS No: 530639

1. Name of company	ARM Holdings plc
2. Name of scheme	ARM Holdings plc Unapproved Stock Option Scheme
3. Period of return:	From 15 January 2004 to 14 July 2004
4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme	12,674,190
5. Number of shares issued/allotted under scheme during period	731,088
6. Balance under scheme not yet issued/allotted at end of period	11,943,102
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission	13,670,000 in July 1999 13,671,863 in October 2000 4,641,387 in September 2001
Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,025,770,564
   Contact for queries:                         Stuart Umney                         Address:       ARM Holdings plc, 110 Fulbourn Road,
   Telephone:                                        01223 400764                                             Cambridge, CB1 9NJ

   Person Making Return:                   Stuart Umney

    Position                                           Financial Accountant

    Signature                                  /s/ Stuart Umney